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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

DEUTSCHE TELEKOM AG
(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

        This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On March 3, 2005, Deutsche Telekom AG announced selected results of its mobile operations in North America, which was contained in a press release, a copy of which is filed as Exhibit 99.1 and incorporated herein.

Exhibit Index

99.1
Press Release dated March 3, 2005 relating to selected results of Deutsche Telekom AG mobile operations in North America.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
	By:	/s/ PPA. ROLF EWENZ-SANDTEN Name: Rolf Ewenz-Sandten Title: Vice President
Date: March 3, 2005

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SIGNATURE